UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

SkyPostal Networks, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

830-86M104
(CUSIP Number)

A.J. Hernandez
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	830-86M104

1.	NAME OF REPORTING PERSONS LBI Investments, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
54,240,000

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
54,240,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
54,240,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.97%

14.	TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS

CUSIP No.	830-86M104

1.	NAME OF REPORTING PERSONS LBI Management II, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
54,240,000

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
54,240,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
54,240,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.97%

14.	TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS

CUSIP No.	830-86M104

1.	NAME OF REPORTING PERSONS MLM Trust
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
54,240,000

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
54,240,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
54,240,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.97%

14.	TYPE OF REPORTING PERSON*
OO
*SEE INSTRUCTIONS

CUSIP No.	830-86M104

1.	NAME OF REPORTING PERSONS Davos Partners, LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
54,240,000

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
54,240,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
54,240,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.97%

14.	TYPE OF REPORTING PERSON*
PN
*SEE INSTRUCTIONS

CUSIP No.	830-86M104

1.	NAME OF REPORTING PERSONS Theodore Wachtell
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
54,240,000

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
54,240,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
54,240,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.97%

14.	TYPE OF REPORTING PERSON*
IN
*SEE INSTRUCTIONS

CUSIP No.	830-86M104

1.	NAME OF REPORTING PERSONS James Connelly
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
54,240,000

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
54,240,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
54,240,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.97%

14.	TYPE OF REPORTING PERSON*
IN
*SEE INSTRUCTIONS

CUSIP No.	830-86M104

1.	NAME OF REPORTING PERSONS Richard Thomson
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
54,240,000

9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
54,240,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
54,240,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.97%

14.	TYPE OF REPORTING PERSON*
IN
*SEE INSTRUCTIONS

CUSIP No.	830-86M104

1.	NAME OF REPORTING PERSONS Michael Margolies
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
54,240,000

9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
54,240,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
54,240,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.97%

14.	TYPE OF REPORTING PERSON*
IN
*SEE INSTRUCTIONS

CUSIP No.	830-86M104

1.	NAME OF REPORTING PERSONS Marc Lehman
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
54,240,000

9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
54,240,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
54,240,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.97%

14.	TYPE OF REPORTING PERSON*
IN
*SEE INSTRUCTIONS

CUSIP No.	830-86M104

1.	NAME OF REPORTING PERSONS William McCauley
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
54,240,000

9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
54,240,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
54,240,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.97%

14.	TYPE OF REPORTING PERSON*
IN
*SEE INSTRUCTIONS

CUSIP No.	830-86M104

Item 1.	Security and Issuer.

The name of the issuer is SkyPostal Networks, Inc., a Nevada Corporation, (the "Issuer").  The principal executive office and mailing address of the Issuer is 7805 NW 15th Street, Miami Florida, 33126.  This Schedule 13D relates to shares of the Issuer's common stock, par value $0.001 per share (the "Shares").  The Shares are traded on the over the counter bulletin board under the symbol SKPN.OB.

Item 2.	Identity and Background.

(a), (c) and (f) LBI Investments LLC is a Delaware limited liability company ("LBI") that was formed for the purpose of investing in and holding the securities of the Issuer, (ii) LBI Management II, LLC is a Delaware limited liability company ("LBI Management") that was acts as the manager of LBI Investments, (iii) MLM Trust is a trust over which James Tisch has sole voting and dispositive power ("MLM") and is a non-managing member of LBI, (iv) Davos Partners, LP is a partnership over which David P. Nolan has sole voting and dispositive power ("Davos") and is a non-managing member of LBI, (v) Theodore Wachtell is a natural person and citizen of the United States ("Wachtell") and is a non-managing member of LBI, (vi) James Connelly is a natural person and citizen of the United States ("Connelly") and is a non-managing member of LBI, (vii) Richard Thomson is a natural person and citizen of the United States ("Thomson") and is a non-managing member of LBI, (viii) Michael Margolies is a natural person and citizen of the United States ("Margolies") and is a non-managing member of LBI and is the managing member of LBI Management, (ix) Marc Lehman is a natural person and citizen of the United States ("Lehman") and is a non-managing member of LBI and (x) William McCauley is a natural person and citizen of the United States and is a non-managing member of LBI.  This Schedule 13D is being filed on behalf of LBI, LBI Management and each of the persons listed in (iii) through (x), above, referred to collectively as the "Reporting Persons."

LBI Management does not have the discretion to sell or control the sale or vote or control the vote of any securities of the Issuer on behalf of LBI Investments except with the consent of a majority in interest of the Members of LBI.  LBI Management was formed for the purposes of acting as the managing member of LBI.

(b) The principal business office and mailing address of the Reporting Persons is c/o LBI Investment, LLC, c/o 601 S. Federal Hwy. Suite 201, Boca Raton, FL 33432.

(d) and (e)  None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
LBI holds a Senior Secured Convertible Note (the "Note") in the principal outstanding amount of $2,260,000, which Note is convertible into an aggregate of 45,200,000 shares of Shares of the Issuer at a conversion price of $0.05 per Share, representing on a fully converted basis 36.7% of the Issuer's issued and outstanding Shares.  LBI is also the holder of a warrant to purchase an aggregate of 9,040,000 Shares of the Issuer, representing 7.3% of the Issuer's issued and outstanding Shares, resulting in each of the Reporting Persons being deemed to beneficially own 54,240,000 Shares of the Issuer, representing 43.97% of the Issuer's issued and outstanding Shares.  The Note and the Warrant reflect in the aggregate 54,240,000 Shares of the Issuer, representing 43.97% of the Issuer's issued and outstanding Shares.

The funds of LBI paid to the Issuer in exchange for the Note and the Warrants (collectively the "Investment") constitutes the working capital of the LBI derived from investment in LBI by each of the non-management members of LBI identified in Item 2, above.  None of the Investment was borrowed by the Reporting Persons.

Item 4.	Purpose of Transaction.

(a) – (c), (e) - (j)  The Reporting Persons have acquired beneficial ownership of the Shares for investment purposes and will evaluate their investment in the Shares on a continual basis.  The Reporting Persons have no plans or proposals that would relate to or would result in: the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; any extraordinary corporate transaction involving the Issuer; a sale or transfer of a material amount of assets of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any material change in the operating policies or corporate structure of the Issuer; any change in the Issuer's charter or by-laws; the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter bulletin board; or causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.  The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

(d) At the time of the Investment and the issuance of the Note and the Warrant to LBI, four persons were appointed to the board of directors of the Issuer as representatives of LBI.  Neither LBI nor any other Reporting Person has any rights to appoint additional or different members to the board of directors of the Issuer and have no plans or proposals to do so or to change the number or terms of directors or to fill any existing vacancies on the board of the issuer.

Item 5.	Interest in Securities of the Issuer.

(a) – (b), (d)  As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 54,240,000 Shares, representing 43.97%, of the Issuer, based upon the 69,123,292 Shares outstanding as of March 31, 2010, as reported by the Issuer on its form 10-Q for the quarter ending March 31, 2010.

None of the Reporting Persons has the sole power to vote or direct the vote of any of the Shares.  LBI Management together with non-managing members identified in Item two representing not less than a majority of the membership interests in LBI have the shared power to vote or direct the vote of 54,240,000 Shares.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons since the Reporting Persons' most recently filed Schedule 13D are set forth in Exhibit B.  All such transactions were effected in transactions with brokers.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Senior Secured Convertible Note:  LBI is the issuer of the Senior Secured Convertible Note in the principal amount of $2,260,000 (the "Note").  The Note is convertible in an aggregate of 45,200,000 shares of common stock of the Company at a conversion price of $0.05 per Share, representing on a fully converted basis 36.7% of the Company's Shares.  The Notes bears interest at the rate of 3.0% and matures on May 19, 2013.

Warrants:  LBI Investment is the holder of a warrant (the "Warrant") to purchase an aggregate of 9,040,000 Shares at an exercise price of $0.15 per shares at any time prior to the third anniversary of the issuance of the Warrant on May 19, 2010.

Registration Rights Agreement:  LBI has entered into a registration rights agreement with the Issuer pursuant to which the Company agreed to register the shares issuable upon conversion of the Note and exercise of the Warrant for resale by LBI under the Securities Act of 1933, as amended.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Undertaking.

Exhibit B – List of Transactions

Exhibit C: 3% Senior Secured Convertible Note

Exhibit D: Warrant to Purchase Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 1, 2010
(Date)

*The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of their voting and dispositive interests therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

LBI Investments, LLC by its Manager LBI Management II, LLC /s/ Michael Margolies
Name:Michael Margolies
Title: Authorized Signatory
LBI Management II, LLC /s/ Michael Margolies
Name: Michael Margolies
Title: Authorized Signatory
MLM Trust /s/ James Tisch
Name: James Tisch
Title: Authorized Signatory

Davos Partners, LP /s/ David P. Nolan
Name: David P. Nolan
Title: Authorized Signatory
Theodore Wachtell /s/ Theodore Wachtell
James Connelly /s/ James Connelly
Richard Thomson /s/ Richard Thomson
Michael Margolies ./s/ Michael Margolies
Marc Lehman /s/ Marc Lehman
William McCauley /s/ William McCauley

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the Common Shares of SkyPostal Networks Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

June 1, 2010
(Date)

LBI Investments, LLC by its Manager LBI Management II, LLC /s/ Michael Margolies
Name: Michael Margolies
Title: Authorized Signatory
LBI Management II, LLC /s/ Michael Margolies
Name: Michael Margolies
Title: Authorized Signatory
MLM Trust /s/ James Tisch
Name: James Tisch
Title: Authorized Signatory

Davos Partners, LP /s/ David P. Nolan
Name: David P. Nolan
Title: Authorized Signatory
Theodore Wachtell /s/ Theodore Wachtell
James Connelly /s/ James Connelly
Richard Thomson /s/ Richard Thomson
Michael Margolies /s/ Michael Margolies
Marc Lehman /s/ Marc Lehman
William McCauley /s/ William McCauley

EXHIBIT B

TRANSACTIONS IN THE COMMON SHARES

Date of the Transaction	Number of Shares Acquired	Price Per Share
May 19, 2010	54,240,000	$2,260,000

EXHIBIT C

[Execution Copy]

Exhibit A to the
Note Purchase Agreement

THIS NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAW, AND MAY NOT BE OFFERED FOR SALE OR SOLD UNLESS A REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS SHALL BE EFFECTIVE WITH RESPECT THERETO OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE IN CONNECTION WITH SUCH OFFER OR SALE. THIS NOTE DOES NOT REQUIRE PHYSICAL SURRENDER HEREOF IN ORDER TO EFFECT A PARTIAL PAYMENT, REDEMPTION OR CONVERSION HEREOF. ACCORDINGLY, THE OUTSTANDING PRINCIPAL AMOUNT OF THIS NOTE MAY BE LESS THAN THE PRINCIPAL AMOUNT SHOWN BELOW.

SKYPOSTAL NETWORKS, INC.

3% SENIOR SECURED CONVERTIBLE NOTE

Issue Date: May 17, 2010	$2,260,000

FOR VALUE RECEIVED, SKYPOSTAL NETWORKS, INC., a Nevada corporation (the "Company"), hereby promises to pay to the order of LBI Investments, LLC or its permitted successors or assigns (the "Holder") the sum of Two Million Two Hundred Sixty Dollars ($2,260,000) in same day funds on or before the three (3) year anniversary of the Issue Date (the "Maturity Date"). The Holder may convert amounts of principal of and interest accrued on this Note into shares ("Conversion Shares") of the Company's common stock, par value $.001 per share (the "Common Stock"), on the terms and subject to the conditions set forth herein.

The Company has issued this Note pursuant to a Note Purchase Agreement, dated as of May 17, 2010 (the "Note Purchase Agreement"). This Note may be sold, transferred or assigned only in accordance with the terms of the Note Purchase Agreement. The Notes issued by the Company pursuant to the Note Purchase Agreement, including this Note, are collectively referred to herein as the "Notes".

The following terms shall apply to this Note:

1.           DEFINITIONS.

"Affiliate" shall mean, when used with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

"Applicable Interest Rate" means an annual rate equal to three percent (3%), computed on the basis of a 360-day year and calculated using the actual number of days elapsed since the Issue Date or the date on which Interest was most recently paid, as the case may be, and compounded monthly.

"Board Appointment Date" has the meaning set forth in the Note Purchase Agreement.

"Business Day" means any day other than a Saturday, a Sunday or a day on which the New York Stock Exchange is closed or on which banks are authorized by law to close in New York, New York.

"Cash Flow Positive" means that the Company has achieved net positive cash flow from operations (determined in accordance with GAAP after deducting capital expenditures in an aggregate amount not to exceed $500,000) of at least $750,000 for three (3) consecutive fiscal quarters

"Continuing Director" means at any date a member of the Company's Board of Directors (i) who was a member of such board on the Board Appointment Date or (ii) who was nominated or appointed by at least a majority of the directors who were Continuing Directors at the time of such nomination or appointment or whose election to the Company's Board of Directors was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such recommendation or endorsement or such lesser number comprising a majority of a nominating committee if authority for such recommendation or endorsement has been delegated to a nominating committee whose authority and composition have been approved by at least a majority of the directors who were Continuing Directors at the time such committee was formed.

"Control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms "Controlling" and "Controlled" shall have meanings correlative thereto.

"Conversion Price" means $.05 (subject to adjustment as provided herein).

"Convertible Securities" means securities or other instruments which are convertible into or exercisable or exchangeable for Common Stock.

"Daily Trading Volume" means, as of any Trading Day, the trading volume of the Common Stock, expressed as an aggregate dollar amount, on the Principal Market as reported by the Principal Market.

"Debt" means as to any Person at any time: (a) all indebtedness, liabilities and obligations of such Person for borrowed money; (b) all indebtedness, liabilities and obligations of such Person to pay the deferred purchase price of Property or services, except trade accounts payable of such Person arising in the ordinary course of business that are not past due by more than 90 days; (c) all capital lease obligations of such Person; (d) all Debt of others guaranteed by such Person; (e) all indebtedness, liabilities and obligations secured by a Lien existing on Property owned by such Person, whether or not the indebtedness, liabilities or obligations secured thereby have been assumed by such Person or are non-recourse to such Person; (f) all reimbursement obligations of such Person (whether contingent or otherwise) in respect of letters of credit, bankers' acceptances, surety or other bonds and similar instruments; and (g) all liabilities and obligations of such Person to redeem or retire shares of capital stock of such Person.

"Default Interest Rate" means the lower of eight percent (8%) and the maximum rate permitted by applicable law or by the applicable rules or regulations of any Governmental Authority.

"Governmental Authority" means any nation or government, any state, provincial or political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including without limitation any stock exchange, securities market or self-regulatory organization.

"Issue Date" means the date on which this Note is issued pursuant to the Note Purchase Agreement.

"Lien" and "Permitted Lien" shall have the respective meanings set forth in the Note Purchase Agreement.

"Liquidity Event" means the existence or occurrence of any of the following: (a) a liquidation, dissolution or winding up of the Company; (b) a merger, consolidation or similar transaction of the Company with or into another entity if, after such merger, the holders of a majority of the Company's voting securities immediately prior to the transaction do not hold a majority of the voting securities of the successor entity, (c) the sale, license or lease of all or substantially all of the Company's assets.

"Major Transaction" means a merger, consolidation, business combination, tender offer, exchange of shares, recapitalization, reorganization, redemption or other similar event, as a result of which shares of Common Stock shall be changed into the same or a different number of shares of the same or another class or classes of stock or securities or other assets of the Company or another entity or the Company shall sell all or substantially all of its assets.

"Material Adverse Effect" shall mean (a) a materially adverse effect on the business, assets, liabilities, operations, condition (financial or otherwise), operating results or prospects of the Company and the Subsidiaries, taken as a whole, (b) a material impairment of the ability of the Company to perform any of its obligations under any Transaction Document to which it is or will be a party or (c) a material impairment of the rights and remedies of or benefits available to the Holder under any Transaction Document.

"Maturity Date" has the meaning set forth in the preamble to this Agreement.

"Person" means any individual, corporation, trust, association, company, partnership, joint venture, limited liability company, joint stock company, Governmental Authority or other entity.

"PIK Amount" has the meaning specified in paragraph 2(b) hereof.

"Principal Market" means the principal securities exchange or market on which the Common Stock is listed or traded.

"Purchase Rights" means any options, warrants or other rights to purchase or subscribe for Common Stock or Convertible Securities.

"Registrable Securities" has the meaning set forth in the Registration Rights Agreement.

"Registration Rights Agreement" means the agreement between the Holder and the Company pursuant to which the Company has agreed to register the shares of Common Stock issuable under the Notes and the Warrants.

"Registration Statement" has the meaning set forth in the Registration Rights Agreement.

"Scheduled Interest Payment Date" means June 1, 2010 and the first day of each calendar month thereafter, provided, that if any of such days in any year is not a Business Day, then the Scheduled Interest Payment Date shall be the Business Day immediately following such date.

"subsidiary" shall mean, with respect to any Person (herein referred to as the "parent"), any corporation, partnership, limited liability company, association or other business entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or more than 50% of the general partnership interests are, at the time any determination is being made, owned, Controlled or held, or (b) that is, at the time any determination is made, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

"Subsidiary" shall mean any subsidiary of the Company.

"Trading Day" means a Business Day on which shares of Common Stock are purchased and sold on the Principal Market.

"Transaction Documents" means (i) the Note Purchase Agreement, (ii) the Notes, (iii) the Warrants, (iv) the Registration Rights Agreement, and (v) all other agreements, documents and other instruments executed and delivered by or on behalf of the Company any of its officers at the Closing.

"VWAP" on a Trading Day means the volume weighted average price of the Common Stock for such Trading Day on the Principal Market as reported by Bloomberg Financial Markets or, if Bloomberg Financial Markets is not then reporting such prices, by a comparable reporting service of national reputation selected by the Holder and reasonably satisfactory to the Company.  If VWAP cannot be calculated for the Common Stock on such Trading Day on any of the foregoing bases, then the Company shall submit such calculation to an independent investment banking firm of national reputation reasonably acceptable to the Investors, and shall cause such investment banking firm to perform such determination and notify the Company and the Investors of the results of determination no later than two (2) Business Days from the time such calculation was submitted to it by the Company.  All such determinations shall be appropriately adjusted for any stock dividend, stock split or other similar transaction during such period.

"Warrants" means the warrants issued pursuant to the Note Purchase Agreement.

All definitions contained in this Note are equally applicable to the singular and plural forms of the terms defined.  The words "hereof", "herein" and "hereunder" and words of similar import referring to this Note refer to this Note as a whole and not to any particular provision of this Note. Any capitalized term used but not defined herein has the meaning specified in the Note Purchase Agreement.

2.           INTEREST.

(a)           Interest Rate. This Note shall bear interest on the unpaid principal amount hereof ("Interest") at a rate per annum equal to the Applicable Interest Rate.

(b)           Interest Payments.  The Company shall pay accrued and unpaid Interest (i) on each Scheduled Interest Payment Date, (ii) on the Maturity Date and (iii) on any date on which the entire principal amount of this Note is paid in full (whether through conversion or otherwise) (each of (i), (ii) and (iii) being referred to herein as an "Interest Payment Date").  The Company shall pay Interest in cash by wire transfer of immediately available funds; provided, however, that prior to the date on which the Company becomes Cash Flow Positive, it may, in lieu of paying interest in cash on any Scheduled Interest Payment Date, pay interest "in kind" (a "PIK Amount"), which shall be capitalized and added on each Scheduled Interest Payment Date to the then outstanding principal amount of this Note.  In no event may interest on any Loan be paid in kind on a Scheduled Interest Payment Date if, on such Scheduled Interest Payment Date, an Event of Default (or an event or circumstance that, with the giving of notice or passage of time (or both) would constitute an Event of Default, has occurred, and in such event Interest shall be due and payable in cash in immediately available funds on such Scheduled Interest Payment Date in accordance with the terms of this Note.  For all purposes under this Agreement, all PIK Amounts capitalized under this paragraph shall be treated as principal amount of this Note. Interest that is due in cash and which is not paid on the applicable Interest Payment Date shall bear interest until paid at the Default Interest Rate. The Company shall give notice to the Holder of its intention to pay interest in kind by delivering written notice thereof at least five (5) Business Days prior to the applicable Scheduled Interest Payment Date.

3.          CONVERSION.

(a)           Right to Convert.  Subject to the conditions and limitations specifically provided herein or in the Note Purchase Agreement, the Holder shall have the right to convert, at any time and from time to time after the Issue Date, all or any part of the outstanding and unpaid principal amount of this Note and, at the option of the Holder, accrued and unpaid Interest, into such number of fully paid and non-assessable Conversion Shares as is determined in accordance with the terms hereof (a "Conversion"). Any accrued and unpaid Interest that is not converted pursuant to this paragraph 3(a) shall be paid in accordance with paragraph 2(b) above.

(b)           Conversion Notice.  In order to convert principal of (and, if the Holder so chooses, Interest accrued on) this Note, the Holder shall send by facsimile transmission, at any time prior to 5:00 p.m., eastern time, on the Business Day on which the Holder wishes to effect such Conversion (the "Conversion Date"), a properly completed notice of conversion to the Company, in the form set forth on Annex I hereto, stating the amount of principal to be converted (and, if the Holder so chooses, accrued and unpaid Interest to be converted) and a calculation of the number of shares of Common Stock issuable upon such Conversion (a "Conversion Notice").  The Conversion Notice shall also state the name or names (if not the Holder) in which the shares of Common Stock that are issuable on such Conversion shall be issued. The Holder shall not be required to physically surrender this Note to the Company in order to effect a Conversion. The Company shall maintain a record showing, at any given time, the unpaid principal amount of this Note and the date of each Conversion or other payment of principal hereof.  The Holder shall amend Annex II hereto upon any such Conversion or payment of principal to reflect the unpaid principal amount hereof.  In the case of a dispute as to the number of Conversion Shares issuable upon a Conversion (including without limitation as a result of adjustments to the Conversion Price made in accordance with Section 4 below), the Company shall promptly issue to the Holder the number of Conversion Shares that are not disputed and shall submit the disputed calculations to its independent accountants within two (2) Business Days of receipt of the Holder's Conversion Notice. The Company shall use its best efforts to cause such accountants to calculate the Conversion Price as provided herein and to notify the Company and the Holder of the results in writing no later than two (2) Business Days following the day on which such accountant received the disputed calculations (the "Dispute Procedure"). Such accountant's calculation shall be deemed conclusive absent manifest error.  The fees of any such accountant shall be borne by the party whose calculations are most at variance with those of such accountant.

(c)           Number of Conversion Shares; Conversion Price.  The number of Conversion Shares to be delivered by the Company pursuant to a Conversion shall be equal to the principal amount of (and, if the Holder so elects, Interest accrued on) this Note being converted divided by the Conversion Price.

(d)           Delivery of Common Stock Upon Conversion.  (i) Upon receipt of a Conversion Notice, the Company shall, no later than the close of business on the third (3rd) Business Day following the Conversion Date set forth in such Conversion Notice (the "Delivery Date"), issue and deliver or cause to be delivered to the Holder the number of Conversion Shares determined pursuant to paragraph 3(c) above, provided, however, that any Conversion Shares that are the subject of a Dispute Procedure shall be delivered no later than the close of business on the third (3rd) Business Day following the determination made pursuant thereto. The Company shall effect delivery of Conversion Shares to the Holder, as long as the Company's designated transfer agent or co-transfer agent in the United States for the Common Stock (the "Transfer Agent") participates in the Depository Trust Company ("DTC") Fast Automated Securities Transfer program ("FAST") and no restrictive legend is required pursuant to the terms of this Note or the Note Purchase Agreement, by crediting the account of the Holder or its nominee at DTC (as specified in the applicable Conversion Notice) with the number of Conversion Shares required to be delivered, no later than the close of business on such Delivery Date. In the event that the Transfer Agent is not a participant in FAST or if the Holder so specifies in a Conversion Notice or otherwise in writing on or before the Conversion Date, or if a restrictive legend is required pursuant to the terms of this Note or the Note Purchase Agreement, the Company shall effect delivery of Conversion Shares by delivering to the Holder or its nominee physical certificates representing such Conversion Shares, no later than the close of business on such Delivery Date. If any Conversion would create a fractional Conversion Share, such fractional Conversion Share shall be disregarded and the number of Conversion Shares issuable upon such Conversion, in the aggregate, shall be rounded up or down, as the case may be, to the nearest whole number of Conversion Shares.  Conversion Shares delivered to the Holder shall not contain any restrictive legend unless such legend is required pursuant to the terms of the Note Purchase Agreement.

(ii)           If the Company shall fail, for any reason or for no reason, to issue and deliver to the Holder on the Delivery Date therefor the number of Conversion Shares to which the Holder is entitled upon a conversion of this Note in accordance with subparagraph (d)(i) above, then, in addition to all other remedies available to the Holder, the Company shall pay in cash to the Holder, for each period of thirty (30) days (pro rated for partial periods) following such Delivery Date until such Conversion Shares are delivered to the Holder, an amount equal to 1.5% of the product of (A) the sum of the number of shares of Common Stock not issued to the Holder on a timely basis and to which the Holder is entitled and (B) VWAP.

(iii)           In addition to any amounts payable pursuant to paragraph (ii) above, if the Company fails to timely deliver the required number of Conversion Shares in the manner required pursuant to this Section, and if prior to the receipt of such Conversion Shares, the Holder or the Holder's broker purchases (in an open market transaction or otherwise) shares of Common Stock for delivery in satisfaction of a sale by the Holder of the Conversion Shares which the Holder anticipated receiving upon such conversion (a "Buy-In"), then the Company shall (1) pay in cash to the Holder the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of Conversion Shares that the Company was required to deliver to the Holder in connection with the conversion at issue by (B) the closing bid price of the Common Stock on the Conversion Date and (2) at the option of the Holder upon written notice delivered to the Company prior to the date on which such Conversion Shares are delivered to the Holder, either reinstate the portion of this Note and equivalent number of Conversion Shares for which such conversion was not honored or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its conversion and delivery obligations hereunder. The Holder shall provide to the Company a written notice indicating the amounts payable to the Holder in respect of the Buy-In, together with the calculation thereof in reasonable detail.

(iv)           In the event that the Company fails to deliver the required number of Conversion Shares in the manner and within the time period(s) required pursuant to this Section, then the Holder will have the right to rescind such conversion upon delivering to the Company a written notice to such effect prior to the date on which such Conversion Shares are delivered in accordance with this Section.

(v)           The Company's obligations to issue and deliver Conversion Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same.  Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver the required Conversion Shares in the manner required pursuant to this Section upon conversion of this Note.

(e)           Limitations on Right to Convert.  In no event shall the Holder be permitted to convert principal of this Note if, upon such conversion, (x) the number of Conversion Shares to be issued pursuant to such Conversion plus (y) the number of shares of Common Stock beneficially owned by the Holder (other than Common Stock which may be deemed beneficially owned except for being subject to a limitation on conversion or exercise analogous to the limitation contained in this paragraph 3(e) would exceed 4.99% of the number of shares of Common Stock then issued and outstanding (the "Maximum Percentage"), it being the intent of the Company and the Holder that the Holder not be deemed at any time to have the power to vote or dispose of greater than 4.99% of the number of shares of Common Stock issued and outstanding at any time. Nothing contained herein shall be deemed to restrict the right of the Holder to convert such excess principal amount at such time as such Conversion will not violate the provisions of this paragraph 3(e). As used herein, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act. To the extent that the limitation contained in this paragraph 3(e) applies (and without limiting any rights the Company may otherwise have), the Company may rely on the Holder's determination of whether this Note is convertible pursuant to the terms hereof, the Company shall have no obligation whatsoever to verify or confirm the accuracy of such determination, and the submission of a Conversion Notice by the Holder shall be deemed to be the Holder's representation that this Note is convertible pursuant to the terms hereof. No prior inability to convert this Note pursuant to this paragraph 3(e) shall have any effect on the applicability of the provisions of this paragraph 3(e) with respect to any subsequent determination of whether or not this Note is convertible. In determining the number of outstanding shares of Common Stock, the Holder may rely on (1) the Company's most recent Form 10-K, Form 10-Q, Current Report on Form 8-K or other public filing with the Commission (as the case may be), (2) a more recent public announcement by the Company or (3) any other notice by the Company setting forth the number of Common Shares outstanding.  Upon the request of the Holder, the Company shall, within one (1) Business Day of such request, confirm to the Holder the number of shares of Common Stock then outstanding. By written notice to the Company, the Holder may increase or decrease the Maximum Percentage to any other percentage specified in such notice, provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of Notes.

4.           ADJUSTMENTS TO CONVERSION PRICE.

(a)           Stock Splits, Stock Interests, Etc.  If, at any time on or after the Issue Date, the Company subdivides (by any stock split, stock dividend, recapitalization, reorganization, reclassification or otherwise) its shares of Common Stock into a greater number of shares, then after the date of record for effecting such subdivision, the Conversion Price shall be proportionately reduced or, if the Company combines (by reverse stock split, recapitalization, reorganization, reclassification or otherwise) its shares of Common Stock into a smaller number of shares, the Conversion Price shall be proportionately increased.

(b)           Adjustment Upon Dilutive Issuances.

(i)           Dilutive Issuances. If, at any time after the Issue Date, the Company issues or sells, or in accordance with subparagraph (ii) of this paragraph 4(b) is deemed to have issued or sold, any shares of Common Stock for no consideration or for a consideration per share less than the Conversion Price on the date of such issuance or sale (or deemed issuance or sale) (a "Dilutive Issuance"), then effective immediately upon the Dilutive Issuance, the Conversion Price shall be adjusted so as to equal the consideration per share received or receivable by the Company (on a per share basis) for the additional shares of Common Stock so issued, sold or deemed issued or sold in such Dilutive Issuance (which, in the case of a deemed issuance or sale, shall be calculated in accordance with subparagraph (ii) below).  Notwithstanding the foregoing, prior to the Effective Date, the Company will not engage in any transaction that would result in the issuance or deemed issuance of shares of Common Stock for no consideration.

(ii)           Effect On Conversion Price Of Certain Events.  For purposes of determining the adjusted Conversion Price under subparagraph (i) of this paragraph 4(b), the following will be applicable:

(A)           Issuance Of Purchase Rights.  If, at any time on or after the Issue Date,  the Company issues or sells any Purchase Rights, whether or not immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such Purchase Rights (or the price of any conversion of Convertible Securities that may be acquired under such Purchase Rights, if applicable) is less than the Conversion Price in effect on the date of issuance or sale of such Purchase Rights, then the maximum total number of shares of Common Stock issuable upon the exercise of all such Purchase Rights (assuming full conversion, exercise or exchange of Convertible Securities, if applicable) shall, as of the date of the issuance or sale of such Purchase Rights, be deemed to be outstanding and to have been issued and sold by the Company for such price per share. If the Purchase Rights so issued are not Variable Rate Securities, then for purposes of the preceding sentence, the "price per share for which Common Stock is issuable upon the exercise of such Purchase Rights" shall be determined by dividing (x) the total amount, if any, received or receivable by the Company as consideration for the issuance or sale of all such Purchase Rights, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the exercise of all such Purchase Rights, plus, in the case of Convertible Securities issuable upon the exercise of such Purchase Rights, the minimum aggregate amount of additional consideration payable upon the conversion, exercise or exchange thereof (determined in accordance with the calculation method set forth in subparagraph (ii)(B) below) at the time such Convertible Securities first become convertible, exercisable or exchangeable, by (y) the maximum total number of shares of Common Stock issuable upon the exercise of all such Purchase Rights (assuming full conversion, exercise or exchange of Convertible Securities, if applicable). No further adjustment to the Conversion Price shall be made upon the actual issuance of such Common Stock upon the exercise of such Purchase Rights or upon the conversion, exercise or exchange of Convertible Securities issuable upon exercise of such Purchase Rights. To the extent that shares of Common Stock or Convertible Securities are not delivered pursuant to such Purchase Rights, upon the expiration or termination of such Purchase Rights, the Conversion Price shall be readjusted to the Conversion Price that would then be in effect had the adjustments made upon the issuance of such Purchase Rights been made on the basis of delivery of only the number of shares of Common Stock actually delivered.

(B)           Issuance Of Convertible Securities.  If, at any time on or after the Issue Date, the Company issues or sells any Convertible Securities, whether or not immediately convertible, exercisable or exchangeable, and the price per share for which Common Stock is issuable upon such conversion, exercise or exchange is less than the Conversion Price in effect on the date of issuance or sale of such Convertible Securities, then the maximum total number of shares of Common Stock issuable upon the conversion, exercise or exchange of all such Convertible Securities shall, as of the date of the issuance or sale of such Convertible Securities, be deemed to be outstanding and to have been issued and sold by the Company for such price per share. If the Convertible Securities so issued or sold are not Variable Rate Securities, then for the purposes of the immediately preceding sentence, the "price per share for which Common Stock is issuable upon such conversion, exercise or exchange" shall be determined by dividing (A) the total amount, if any, received or receivable by the Company as consideration for the issuance or sale of all such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion, exercise or exchange thereof (determined in accordance with the calculation method set forth in this subparagraph (ii)(B)) at the time such Convertible Securities first become convertible, exercisable or exchangeable, by (B) the maximum total number of shares of Common Stock issuable upon the exercise, conversion or exchange of all such Convertible Securities. No further adjustment to the Conversion Price shall be made upon the actual issuance of such Common Stock upon conversion, exercise or exchange of such Convertible Securities. To the extent that shares of Common Stock are not delivered pursuant to conversion of such Convertible Securities, upon the expiration or termination of the right to convert such Convertible Securities into Common Stock, the Conversion Price shall be readjusted to the Conversion Price that would then be in effect had the adjustments made upon the issuance of such Convertible Securities been made on the basis of delivery of only the number of shares of Common Stock actually delivered.

(C)           Issuance of Variable Rate Securities.  If any Purchase Rights or Convertible Securities, including Convertible Securities issuable on exercise of Purchase Rights, constitute Variable Rate Securities, then for purposes of the first sentence of subparagraphs (ii)(A) and (ii)(B) of this paragraph 4(b), the "price per share for which Common Stock is issuable upon such conversion, exercise or exchange" shall be deemed to be the lowest price per share which would be applicable (assuming all holding period and other conditions to any discounts contained in such Variable Rate Security have been satisfied) if the conversion price of such Variable Rate Security on the date of issuance or sale thereof were seventy-five percent (75%) of the actual conversion price on such date (the "Assumed Variable Market Price"), and, further, if such Variable Rate Security at any time or times thereafter is exercised, purchased, or converted at a price lower that the Assumed Variable Market Price, the Conversion Price in effect at such time shall be readjusted to equal the actual conversion price of such Variable Rate Convertible Security existing at the time of such exercise, purchase or conversion.  To the extent that shares of Common Stock are not delivered pursuant to the exercise, purchase or conversion of such Variable Rate Securities, upon the expiration or termination of the right to exercise, purchase or convert such Variable Rate Securities into Common Stock, the Conversion Price shall be readjusted to the Conversion Price that would then be in effect had the adjustments made upon the issuance of such Variable Rate Securities been made on the basis of delivery of only the number of shares of Common Stock actually delivered.

(D)           Change In Option Price Or Conversion Rate.  If there is a change at any time in (x) the amount of additional consideration payable to the Company upon the exercise of any Purchase Rights; (y) the amount of additional consideration, if any, payable to the Company upon the conversion, exercise or exchange of any Convertible Securities; or (z) the formula for determining the number of shares issuable under a Variable Rate Security (in each such case, other than under or by reason of provisions designed to protect against dilution), the Conversion Price in effect at the time of such change shall be readjusted to the Conversion Price which would have been in effect at such time had such Purchase Rights, Convertible Securities or Variable Securities still outstanding provided for such changed additional consideration or changed conversion, exercise or exchange rate, as the case may be, at the time initially issued or sold.

(E)           Calculation Of Consideration Received.  If any Common Stock, Purchase Rights or Convertible Securities are issued or sold for cash, the consideration received therefor will be the amount received by the Company therefor. In case any Common Stock, Purchase Rights or Convertible Securities are issued or sold for a consideration part or all of which shall be other than cash, including in the case of a strategic or similar arrangement in which the other entity will provide services to the Company, purchase services from the Company or otherwise provide intangible consideration to the Company, the amount of the consideration other than cash received by the Company (including the net present value of the consideration expected by the Company for the provided or purchased services) shall be the fair market value of such consideration reasonably determined in good faith by the independent members of the Company's Board of Directors and approved by the holders of a majority in principal amount of the Notes, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the average of the last sale prices thereof on the principal market for such securities during the period of ten Trading Days immediately preceding the date of receipt. In case any Common Stock, Purchase Rights or Convertible Securities are issued in connection with any merger or consolidation in which the Company is the surviving corporation, the amount of consideration therefor will be deemed to be the fair market value of such portion of the net assets and business of the non-surviving corporation as is attributable to such Common Stock, Purchase Rights or Convertible Securities, as the case may be.

(F)           Other Changes.  If any other event occurs as to which the other provisions of this sub-paragraph 4(b)(ii) are not strictly applicable or if strictly applicable, would not fairly protect the conversion rights of the Holder in accordance with such provisions, then the Company shall make an adjustment in the number of and class of shares available under this Note, the Conversion Price or the application of such provisions, so as to protect such conversion rights as aforesaid. The adjustment shall be such as will give the Holder upon conversion for the same aggregate Conversion Price the total number, class and kind of shares as the Holder would have owned had this Note been converted prior to the event and had the Holder continued to hold such shares until after the event requiring adjustment.

 (iii)           Exceptions To Adjustment Of Conversion Price.  Notwithstanding the foregoing, no adjustment to the Conversion Price shall be made pursuant to this paragraph 4(b) upon the issuance of any Excluded Securities.  For purposes hereof, "Excluded Securities" means (I) securities purchased under the Note Purchase Agreement (including all securities issued to any finder or broker for facilitating the purchase of the Notes and the Warrants, the aggregate amount of which shall be identified in writing to the Holder on or before the Issue Date); (II) securities issued upon conversion or exercise of the Notes or the Warrants; (III) shares of Common Stock issuable or issued to (x) employees, consultants or directors from time to time upon the exercise of options, in such case granted or to be granted in the discretion of the Board of Directors pursuant to one or more stock option plans or restricted stock plans in effect as of the Issue Date or adopted after the Issue Date by the independent members of the Board of Directors with substantially the same terms as such plans in effect as of the Issue Date, and (y) vendors pursuant to warrants to purchase Common Stock that are outstanding on the date hereof or issued hereafter, provided such issuances are approved by the Board of Directors; (IV) shares of Common Stock issued in connection with any stock split, stock dividend or recapitalization of the Company; (V) shares of Common Stock issued in connection with the acquisition by the Company of any corporation or other entity or business unit occurring after the Effective Date; and (VI) shares of Common Stock issued in connection with any Convertible Securities or Purchase Rights outstanding on the Issue Date.

           (iv)           Notice Of Adjustments.  Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this paragraph 4(b) or any change in the number or type of stock, securities and/or other property issuable upon Conversion of this Note, the Company, at its expense, shall promptly compute such adjustment, readjustment or change and prepare and furnish to the Holder a certificate setting forth such adjustment, readjustment or change and showing in detail the facts upon which such adjustment, readjustment or change is based.  The Company shall, upon the written request at any time of the Holder, furnish to the Holder a certificate setting forth (i) such adjustment, readjustment or change, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other securities or property which at the time would be received upon Conversion of this Note.

(c)           Major Transactions.  If, at any time after the Issue Date, any Major Transaction shall occur, then the Holder shall thereafter have the right to receive upon Conversion, in lieu of the shares of Common Stock otherwise issuable, such shares of stock, securities and/or other property as would have been issued or payable upon such Major Transaction with respect to or in exchange for the number of shares of Common Stock which would have been issuable upon Conversion had such Major Transaction not taken place (without giving effect to any limitations on such Conversion contained in this Note or the Note Purchase Agreement). The Company shall not effect any Major Transaction unless (i) the Holder has received written notice of such transaction at least thirty (30) days prior thereto and (ii) the resulting successor or acquiring entity (if not the Company) assumes by written instrument (in form and substance reasonable satisfactory to the Holder) the obligations of the Company under this Note (including, without limitation, the obligation to make payments of Interest accrued but unpaid through the date of such consolidation, merger or sale and accruing thereafter).  The above provisions shall apply regardless of whether or not there would have been a sufficient number of shares of Common Stock authorized and available for issuance upon conversion of this Note as of the date of such transaction, and shall similarly apply to successive Major Transactions.

(d)           Distributions.  If, at any time after the Issue Date, the Company declares or makes any distribution of cash or any other assets (or rights to acquire such assets) to holders of Common Stock, including without limitation any dividend or distribution to the Company's stockholders in shares (or rights to acquire shares) of capital stock of a subsidiary) (a "Distribution"), the Company shall deliver written notice of such Distribution (a "Distribution Notice") to the Holder at least fifteen (15) days prior to the earlier to occur of (i) the record date for determining stockholders entitled to such Distribution (the "Record Date") and (ii) the date on which such Distribution is made (the "Distribution Date")(the earlier of such dates being referred to as the "Determination Date").  In the event of a Distribution, the Company shall reduce the Conversion Price in effect on the Business Day immediately preceding the Record Date by an amount equal to the fair market value of the assets to be distributed divided by the number of shares of Common Stock as to which such Distribution is to be made, such fair market value to be reasonably determined in good faith by the independent members of the Company's Board of Directors and approved by the holders of a majority in principal amount of the Notes; provided, however, that if the Holder notifies the Company prior to the Determination Date that it wishes to receive its share of the assets being distributed, the Company shall deliver to the Holder, at the same time that it makes such Distribution to its stockholders, the same amount and type of assets (including, without limitation, cash) being distributed as though the Holder were, on the Determination Date, the holder of a number of Conversion Shares into which this Note is convertible as of such Determination Date (such number of shares to be determined without giving effect to any limitations on such conversion). If the Holder does not notify the Company of its election pursuant to the preceding sentence on or prior to the Determination Date, the Company shall reduce the Conversion Price as described in the preceding sentence.

5.           LIQUIDITY EVENT. Upon the occurrence of a Liquidity Event, the Holder may, by written notice to the Company delivered within five (5) Business Days following the effective date of such Liquidity Event (or, if later, the date on which the Holder first learns of such Liquidity Event), redeem this Note for an amount equal to two hundred percent (200%) of all remaining principal of and unpaid Interest accrued hereon (the "Note Redemption Amount"). The Company will pay the Note Redemption Amount to the Holder within ten (10) Business Days following the receipt of such notice.

6.           EVENTS OF DEFAULT; ACCELERATION.  Upon the occurrence of any of the following events (each, an "Event of Default"):

(a)            any representation or warranty made or deemed made in or in connection with any Transaction Document or the borrowings hereunder, or any representation, warranty, statement or information contained in any report, certificate, financial statement or other instrument furnished in connection with or pursuant to any Transaction Document, shall prove to have been false or misleading in any material respect when so made, deemed made or furnished;

(b)           default shall be made in the payment of any principal of this Note when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or by acceleration thereof or otherwise;

(c)           default shall be made in the payment of any interest on this Note (other than any PIK Amount) or any other amount (other than an amount referred to in (b) above) due under any Transaction Document, when and as the same shall become due and payable, and such default shall continue unremedied for a period of three (3) Business Days; or

(d)           an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of the Company or any of its Subsidiaries, or of a substantial part of the property or assets of the Company or any of its Subsidiaries under Title 11 of the United States Code, as now constituted or hereafter amended, or any other Federal, state or foreign bankruptcy, insolvency, receivership or similar law, (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or any of its Subsidiaries or for a substantial part of the property or assets of the Company or any of its Subsidiaries or (iii) the winding-up or liquidation of the Company or any of its Subsidiaries; and such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

(e)           the Company or any of its Subsidiaries shall (i) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other Federal, state or foreign bankruptcy, insolvency, receivership or similar law, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in (g) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or any of its Subsidiaries or for a substantial part of the property or assets of the Company or any of its Subsidiaries, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors, (vi) become unable, admit in writing its inability or fail generally to pay its debts as they become due or (vii) take any action for the purpose of effecting any of the foregoing;

(f)           default shall be made in the due observance or performance by the Company of any covenant, condition or agreement contained in this Note or any Transaction Document (other than those specified in (b) or (c) above) and such default shall continue unremedied for a period of three (3) Business Days following notice thereof from the Holder to the Company;

(g)           the Company or any Subsidiary shall default in the payment when due of any Debt in a principal amount greater than $500,000 and, as a result of such default, such Debt becomes immediately due and payable;

(h)           the Company shall fail to obtain Stockholder Approval on or before August 15, 2010;

(i)           any judgment or order for the payment of money in excess of $500,000 shall be rendered against the Company or any Subsidiary, shall remain unpaid or unstayed for a period of sixty (60) days, and shall not be covered by insurance; or

(j)           the Continuing Directors do not at any time following the Board Appointment Date constitute at least a majority of the Board of Directors of the Company.

then, and in every such event and at any time thereafter during the continuance of such event, the Holder may, by written notice to the Company, accelerate the payment of all amounts due under this Note, whereupon the principal of this Note, together with accrued Interest hereon and all other liabilities of the Company accrued hereunder and under any other Transaction Document, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Company, anything contained herein or in any other Transaction Document to the contrary notwithstanding. Notwithstanding anything herein to the contrary, if an Event of Default described in paragraph (d) or (e) above occurs, all amounts due under this Note shall become immediately due and payable without notice or other act on the part of the Holder.

7.           PREPAYMENT.  Except as specifically provided by the terms of this Note, the Company shall not have the right to prepay principal of this Note prior to the Maturity Date.

8.           MISCELLANEOUS.

(a)           Priority. This Note shall rank pari passu with the other Notes issued pursuant to the Note Purchase Agreement and, except as otherwise set forth herein or in the Note Purchase Agreement, senior to all other Debt of the Company in right of payment, whether at maturity, upon acceleration or otherwise. This Note is an unconditional obligation of the Company and is secured pursuant to the terms of the Security Agreement.

(b)           Failure to Exercise Rights not Waiver.  No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude any other or further exercise thereof.  All rights and remedies of the Holder hereunder are cumulative and not exclusive of any rights or remedies otherwise available, and all such rights and remedies may be exercised or enforced by the Holder without notice to the Company, which notice the Company hereby expressly waives.

(c)           Notices.  Any notice, demand or request required or permitted to be given by the Company or the Holder pursuant to the terms of this Note shall be in writing and shall be deemed delivered (i) when delivered personally or by verifiable facsimile transmission, unless such delivery is made on a day that is not a Business Day, in which case such delivery will be deemed to be made on the next succeeding Business Day and (ii) on the next Business Day after timely delivery to an overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid), addressed as follows:

If to the Company:

SkyPostal Networks, Inc.
7805 NW 15th Street
Miami, Florida 33126
Attn: Chief Financial Officer
Tel: (305) 599-1812
Fax: (305) 593-0843

with a copy to:

Mazzeo Song & Bradham LLP
708 Third Avenue
New York, New York 10017
Attn: David S. Song, Esq.
Tel: (212) 599-0700
Fax: (212) 599-8400

and if to the Holder, at such address as the Holder shall have furnished the Company in writing. Any party may change its address for receiving notice by giving written notice thereof to the other parties in accordance with this paragraph 8(c).

(d)           Amendments.  No amendment, modification or other change to, or waiver of any provision of, this Note may be made unless such amendment, modification or change is set forth in writing and is signed by the Company and the Holder.

(e)           Lost or Stolen Note.  Upon receipt by the Company of evidence of the loss, theft, destruction or mutilation of this Note, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Company, and upon surrender and cancellation of this Note, if mutilated, the Company shall execute and deliver to the Holder a new Note identical in all respects to this Note.

(f)           Governing Law.  This Note shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within the State of New York.

(g)           Successors and Assigns.  The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors (whether by merger or otherwise) and permitted assigns of the Company and the Holder. The Company may not assign its rights or obligations under this Note except as specifically required or permitted pursuant to the terms hereof.

(h)           Usury.  This Note is subject to the express condition that at no time shall the Company be obligated or required to pay interest hereunder at a rate which could subject the Holder to either civil or criminal liability as a result of being in excess of the maximum interest rate which the Company is permitted by applicable law to contract or agree to pay.  If by the terms of this Note, the Company is at any time required or obligated to pay interest hereunder at a rate in excess of such maximum rate, the rate of interest under this Note shall be deemed to be immediately reduced to such maximum rate and the interest payable shall be computed at such maximum rate and all prior interest payments in excess of such maximum rate shall be applied and shall be deemed to have been payments in reduction of the principal balance of this Note.

[Signature Page to Follow]

IN WITNESS WHEREOF, the Company has caused this Note to be signed in its name by its duly authorized officer on the date first above written.

SKYPOSTAL NETWORKS, INC.

By:
Name:
Title:

ANNEX I

NOTICE OF CONVERSION

The undersigned hereby elects to convert principal of and/or interest accrued on the Senior Secured Convertible Note (the "Note") issued by SKYPOSTAL NETWORKS, INC. (the "Company") into shares of common stock ("Common Stock") of the Company according to the terms and conditions of the Note. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Note.

Date of Conversion:

Principal Amount of
Note to be Converted:

Interest Accrued on
Note to be Converted:

Number of Shares of
Common Stock to be Issued:

Name of Holder:

Address:

Signature:
Name:
Title:

Holder Requests Delivery to be made: (check one)

[_]	By Delivery of Physical Certificates to the Above Address

[_]	Through Depository Trust Corporation
(Account ___________________________ )

 ANNEX II

Schedule of
Decreases
of Principal Amount

Principal Balance	Amount of Decrease	Date

$2,260,000

EXHIBIT D
[Final]

EXHIBIT B TO THE
NOTE PURCHASE AGREEMENT

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAW, AND MAY NOT BE OFFERED FOR SALE, SOLD OR TRANSFERRED UNLESS A REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS SHALL BE EFFECTIVE WITH RESPECT THERETO, OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE IN CONNECTION WITH SUCH OFFER, SALE OR TRANSFER. SUBJECT TO COMPLIANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT MAY BE PLEDGED OR HYPOTHECATED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY THIS WARRANT OR ANY OF THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT.

WARRANT

TO PURCHASE COMMON STOCK

OF

SKYPOSTAL NETWORKS, INC.

Issue Date: May [•], 2010

THIS CERTIFIES that [                        ] or any subsequent holder hereof (the "Holder"), has the right to purchase from SKYPOSTAL NETWORKS, INC., a Nevada corporation (the "Company"), up to [                     [([             ]) fully paid and nonassessable shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), subject to adjustment as provided herein, at a price per share equal to the Exercise Price (as defined below), at any time and from time to time beginning on the date on which this Warrant is issued (the "Issue Date") and ending at 5:00 p.m., eastern time, on the third (3rd) anniversary of the Issue Date or, if such day is not a Business Day, on the next succeeding Business Day (the "Expiration Date").  This Warrant is issued pursuant to a Note Purchase Agreement, dated as of May [•], 2010 (the "Note Purchase Agreement"), together with Senior Secured Convertible Notes of the Company (the "Notes").  Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Note Purchase Agreement or the Notes, as the case may be.

1.           Exercise.

(a)           Right to Exercise; Exercise Price.  The Holder shall have the right to exercise this Warrant at any time and from time to time during the period beginning on the Issue Date and ending on the Expiration Date as to all or any part of the shares of Common Stock covered hereby (the "Warrant Shares").  The "Exercise Price" for each Warrant Share purchased by the Holder upon the exercise of this Warrant shall be equal to $0. 15, subject to adjustment for the events specified in Section 6 below.

(b)           Exercise Notice.  In order to exercise this Warrant, the Holder shall (i) send by facsimile transmission, at any time prior to 5:00 p.m., eastern time, on the Business Day on which the Holder wishes to effect such exercise (the "Exercise Date"), to the Company an executed copy of the notice of exercise in the form attached hereto as Exhibit A (the "Exercise Notice"), (ii) deliver the original Warrant and, in the case of a Cash Exercise (as defined below), the Exercise Price to the Company.  The Exercise Notice shall also state the name or names in which the Warrant Shares issuable on such exercise shall be issued.  In the case of a dispute as to the calculation of the Exercise Price or the number of Warrant Shares issuable hereunder (including, without limitation, the calculation of any adjustment pursuant to Section 6 below), the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and shall submit the disputed calculations to a certified public accounting firm of national recognition reasonably acceptable to the Holder (other than the Company's independent accountants) within two (2) Business Days following the date on which the Exercise Notice is delivered to the Company. The Company shall cause such accountant to calculate the Exercise Price and/or the number of Warrant Shares issuable hereunder and to notify the Company and the Holder of the results in writing no later than three (3) Business Days following the day on which such accountant received the disputed calculations (the "Dispute Procedure"). Such accountant's calculation shall be deemed conclusive absent manifest error.  The fees of any such accountant shall be borne by the party whose calculations were most at variance with those of such accountant.

(c)           Holder of Record.  The Holder shall, for all purposes, be deemed to have become the holder of record of the Warrant Shares specified in an Exercise Notice on the Exercise Date specified therein, irrespective of the date of delivery of such Warrant Shares. Except as specifically provided herein, nothing in this Warrant shall be construed as conferring upon the Holder hereof any rights as a stockholder of the Company prior to the Exercise Date.

(d)           Cancellation of Warrant.  This Warrant shall be canceled upon its exercise and, if this Warrant is exercised in part, the Company shall, at the time that it delivers Warrant Shares to the Holder pursuant to such exercise as provided herein, issue a new warrant, and deliver to the Holder a certificate representing such new warrant, with terms identical in all respects to this Warrant (except that such new warrant shall be exercisable into the number of shares of Common Stock with respect to which this Warrant shall remain unexercised); provided, however, that the Holder shall be entitled to exercise all or any portion of such new warrant at any time following the time at which this Warrant is exercised, regardless of whether the Company has actually issued such new warrant or delivered to the Holder a certificate therefor.

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2.           Delivery of Warrant Shares Upon Exercise.  (i) Upon receipt of an Exercise Notice pursuant to paragraph 1 above, the Company shall, (A) in the case of a Cash Exercise (as defined below) no later than the close of business on the later to occur of (i) the third (3rd) Business Day following the Exercise Date set forth in such Exercise Notice and (ii) the date on which the Company has received payment of the Exercise Price, (B) in the case of a Cashless Exercise (as defined below), no later than the close of business on the third (3rd) Business Day following the Exercise Date set forth in such Exercise Notice, and (C) with respect to Warrant Shares that are the subject of a Dispute Procedure, the close of business on the third (3rd) Business Day following the determination made pursuant to paragraph 1(b) (each of the dates specified in (A), (B) or (C) being referred to as a "Delivery Date"), issue and deliver or cause to be delivered to the Holder the number of Warrant Shares as shall be determined as provided herein. The Company shall effect delivery of Warrant Shares to the Holder by, as long as the Transfer Agent participates in the Depository Trust Company ("DTC") Fast Automated Securities Transfer program ("FAST"), crediting the account of the Holder or its nominee at DTC (as specified in the applicable Exercise Notice) with the number of Warrant Shares required to be delivered, no later than the close of business on such Delivery Date. In the event that the Transfer Agent is not a participant in FAST, or if the Warrant Shares are not otherwise eligible for delivery through FAST, or if the Holder so specifies in an Exercise Notice or otherwise in writing on or before the Exercise Date, the Company shall effect delivery of Warrant Shares by delivering to the Holder or its nominee physical certificates representing such Warrant Shares, no later than the close of business on such Delivery Date.

(ii)           If the Company shall fail, for any reason or for no reason, to issue and deliver to the Holder on the Delivery Date therefor the number of Warrant Shares to which the Holder is entitled upon a exercise of this Warrant in accordance with subparagraph 2(i) above, then, in addition to all other remedies available to the Holder, the Company shall pay in cash to the Holder, for each period of thirty (30) days (pro rated for partial periods) following such Delivery Date until such Warrant Shares are delivered to the Holder, an amount equal to 1.5% of the product of (A) the sum of the number of shares of Common Stock not issued to the Holder on a timely basis and to which the Holder is entitled and (B) VWAP.

(iii)           In addition to any amounts payable pursuant to paragraph (ii) above, if the Company fails to timely deliver the required number of Warrant Shares in the manner required pursuant to this Section, and if prior to the receipt of such Warrant Shares, the Holder or the Holder's broker purchases (in an open market transaction or otherwise) shares of Common Stock for delivery in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a "Buy-In"), then the Company shall (1) pay in cash to the Holder the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue by (B) the closing bid price of the Common Stock on the Exercise Date and (2) at the option of the Holder upon written notice delivered to the Company prior to the date on which such Warrant Shares are delivered to the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares

3

for which such exercise was not honored or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. The Holder shall provide to the Company a written notice indicating the amounts payable to the Holder in respect of the Buy-In, together with the calculation thereof in reasonable detail.

                                (iv)           In the event that the Company fails to deliver the required number of Warrant Shares in the manner and within the time period(s) required pursuant to this Section, then the Holder will have the right to rescind such exercise upon delivering to the Company a written notice to such effect prior to the date on which such Warrant Shares are delivered in accordance with this Section.

                                (v)           The Company's obligations to issue and deliver Warrant Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same.  Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver the required Warrant Shares in the manner required pursuant to this Section upon exercise of the Warrant.

3.           Exercise Limitations.  In no event shall the Holder be permitted to exercise this Warrant, or part thereof, if, upon such exercise, the number of shares of Common Stock beneficially owned by the Holder (other than shares which would otherwise be deemed beneficially owned except for being subject to a limitation on exercise or exercise analogous to the limitation contained in this paragraph 3), would exceed 4.99% of the number of shares of Common Stock then issued and outstanding (the "Maximum Percentage"). As used herein, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act. To the extent that the limitation contained in this paragraph 3 applies, the submission of an Exercise Notice by the Holder shall be deemed to be the Holder's representation that this Warrant is exercisable pursuant to the terms hereof and the Company shall be entitled to rely on such representation without making any further inquiry as to whether this paragraph 3 applies. Nothing contained herein shall be deemed to restrict the right of a Holder to exercise this Warrant, or part thereof, at such time as such exercise will not violate the provisions of this paragraph 3. No prior inability to exercise this Warrant pursuant to this paragraph 3 hall have any effect on the applicability of the provisions of this paragraph 3 with respect to any subsequent determination of whether or not this Warrant is exercisable. In determining the number of outstanding shares of Common Stock, the Holder may rely on (1) the Company's most recent Form 10-K, Form 10-Q, Current Report on Form 8-K or other public filing with the Commission (as the case may be), (2) a more recent public announcement by the Company or (3) any other notice by the Company setting forth the number of Common Shares outstanding.  Upon the request of the Holder, the Company shall, within one (1) Business Day of such request, confirm to the Holder the number of shares of Common Stock then outstanding. By written notice to the Company, the Holder may increase or decrease the Maximum Percentage to any other percentage specified in such notice, provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to this Warrant and not to any other Warrants.

4

4.           Payment of the Exercise Price; Cashless Exercise.  The Holder may pay the Exercise Price in either of the following forms or, at the election of Holder, a combination thereof:

(a)           through a cash exercise (a "Cash Exercise") by delivering immediately available funds, or

(b)           if an effective Registration Statement is not available for the resale of all of the Warrant Shares issuable hereunder at the time an Exercise Notice is delivered to the Company, through a cashless exercise (a "Cashless Exercise").  The Holder may effect a Cashless Exercise by surrendering this Warrant to the Company and noting on the Exercise Notice that the Holder wishes to effect a Cashless Exercise, upon which the Company shall issue to the Holder a number of Warrant Shares determined as follows:

X = Y x (A-B)/A

where:	X = the number of Warrant Shares to be issued to the Holder;

Y = the number of Warrant Shares with respect to which this Warrant is being exercised;

A = the Market Price as of the Exercise Date; and

B = the Exercise Price.

It is intended and acknowledged that the Warrant Shares issued in a Cashless Exercise transaction shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares required by Rule 144 shall be deemed to have been commenced, on the Issue Date. For purposes hereof, (A) "Market Price" means, as of a particular date, the average of the Closing Bid Prices for the Common Stock occurring during the ten (10) Trading Day period ending on (and including) the Trading Day immediately preceding such date, and (B) "Closing Bid Price" means, with respect to the Common Stock as of any Trading Day, the Closing Bid Price on such date for the Common Stock on the Principal Market as reported by Bloomberg Financial Markets ("Bloomberg"), or if the Principal Market begins to operate on an extended hours basis, and does not designate the Closing Bid Price, then the last price at 4:00 p.m. (eastern time), as reported by Bloomberg, or if the foregoing do not apply, the last Closing Bid Price of the Common Stock in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no Closing Bid Price is reported for such security by Bloomberg, the last closing trade price for such security as reported by Bloomberg, or, if no last closing trade price is reported for such security by Bloomberg, the average of the prices of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.).  If the Closing Bid Price cannot be calculated for the Common Stock on such date on any of the foregoing bases, then the Company shall submit such calculation to an independent investment banking firm of national reputation and reasonably

5

acceptable to the Holder, and shall cause such investment banking firm to perform such determination and notify the Company and the Holder of the results of determination no later than two (2) Business Days from the time such calculation was submitted to it by the Company. Such investment banking firm's determination shall be deemed conclusive absent manifest error. All such determinations shall be appropriately adjusted for any stock dividend, stock split or other similar transaction during such period.

5.           Anti-Dilution Adjustments; Distributions; Other Events. The Exercise Price and the number of Warrant Shares issuable hereunder shall be subject to adjustment from time to time as provided in this Section 5.

(a)           Subdivision or Combination of Common Stock.  If the Company, at any time after the Issue Date, subdivides (by any stock split, stock dividend, recapitalization, reorganization, reclassification or otherwise) its shares of Common Stock into a greater number of shares, then after the date of record for effecting such subdivision, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares issuable pursuant to this Warrant shall be proportionately increased.  If the Company, at any time after the Issue Date, combines (by reverse stock split, recapitalization, reorganization, reclassification or otherwise) its shares of Common Stock into a smaller number of shares, then, after the date of record for effecting such combination, the Exercise Price in effect immediately prior to such combination will be proportionally increased and the number of Warrant Shares issuable pursuant to this Warrant shall be proportionately reduced.

(b)           Distributions.  If the Company shall declare or make any distribution of its assets (or rights to acquire its assets) to holders of Common Stock (including without limitation any dividend or distribution to the Company's stockholders in cash or shares (or rights to acquire shares) of capital stock of a subsidiary) (a "Distribution"), the Company shall deliver written notice of such Distribution (a "Distribution Notice") to the Holder at least ten (10) Business Days prior to the earlier to occur of (i) the record date for determining stockholders entitled to such Distribution (the "Record Date") and (ii) the date on which such Distribution is made (the "Distribution Date")(the earlier of such dates being referred to as the "Determination Date"). In the event of a Distribution, the Company shall reduce the Exercise Price in effect on the Business Day immediately preceding the Record Date by an amount equal to the fair market value of the assets to be distributed divided by the number of shares of Common Stock as to which such Distribution is to be made, such fair market value to be reasonably determined in good faith by the independent members of the Board of Directors of the Company and approved by the holders of a majority of the Registrable Securities into which the Warrants are then exercisable (without giving effect to any restrictions on such exercise); provided, however, that if the Holder notifies the Company prior to the Determination Date that it wishes to receive its share of the assets being distributed, the Company shall deliver to the Holder, at the same time that it makes such Distribution to its stockholders, the same amount and type of assets (including, without limitation, cash) being distributed as though the Holder were, on the Determination Date, the holder of a number of Conversion Shares into which this Note is convertible as of such Determination Date (such number of shares to be determined without giving effect to any limitations on such conversion). If the Holder does not notify the Company of its election pursuant to the preceding sentence on or prior to the Determination Date, the Company shall reduce the Exercise Price as described in the preceding sentence.

6

(c)           Dilutive Issuances.

(i)           Adjustment Upon Dilutive Issuance.  If, at any time after the Issue Date, the Company issues or sells, or in accordance with subparagraph (iii) of this paragraph 6(c), is deemed to have issued or sold, any shares of Common Stock for no consideration or for a consideration per share less than the Exercise Price on the date of such issuance or sale (or deemed issuance or sale) (a "Dilutive Issuance"), then the Exercise Price shall be adjusted so as to equal the consideration per share received or receivable by the Company (on a per share basis) for the additional shares of Common Stock so issued, sold or deemed issued or sold in such Dilutive Issuance (which, in the case of a deemed issuance or sale, shall be calculated in accordance with subparagraph (ii) below).

(ii)           Effect On Exercise Price Of Certain Events.  For purposes of determining the adjusted Exercise Price under subparagraph (i) of this paragraph 5(c), the following will be applicable:

(A)           Issuance Of Purchase Rights.  If, at any time after the Issue Date, the Company issues or sells any Purchase Rights, whether or not immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such Purchase Rights (or the price of any exercise of Convertible Securities that may be acquired under such Purchase Rights, if applicable) is less than the Market Price in effect on the date of issuance or sale of such Purchase Rights, then the maximum total number of shares of Common Stock issuable upon the exercise of all such Purchase Rights (assuming full exercise, exercise or exchange of Convertible Securities, if applicable) shall, as of the date of the issuance or sale of such Purchase Rights, be deemed to be outstanding and to have been issued and sold by the Company for such price per share. If the Purchase Rights so issued are not Variable Rate Securities, then for purposes of the preceding sentence, the "price per share for which Common Stock is issuable upon the exercise of such Purchase Rights" shall be determined by dividing (x) the total amount, if any, received or receivable by the Company as consideration for the issuance or sale of all such Purchase Rights, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the exercise of all such Purchase Rights, plus, in the case of Convertible Securities issuable upon the exercise of such Purchase Rights, the minimum aggregate amount of additional consideration payable upon the exercise, exercise or exchange thereof (determined in accordance with the calculation method set forth in subparagraph (ii)(B) below) at the time such Convertible Securities first become convertible, exercisable or exchangeable, by (y) the maximum total number of shares of Common Stock issuable upon the exercise of all such Purchase Rights (assuming full exercise, exercise or exchange of Convertible Securities, if applicable). No further adjustment to the Exercise Price shall be made upon the actual issuance of such Common Stock upon the exercise of such Purchase Rights or upon the exercise, exercise or exchange of Convertible Securities issuable upon exercise of such Purchase Rights. To the extent that shares of Common Stock or Convertible Securities are not delivered pursuant to such Purchase Rights, upon the expiration or termination of such Purchase Rights, the Exercise Price shall be readjusted to the Exercise Price that would then be in effect had the adjustments made upon the issuance of such Purchase Rights been made on the basis of delivery of only the number of shares of Common Stock actually delivered.

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(B)           Issuance Of Convertible Securities.  If, at any time after the Issue Date, the Company issues or sells any Convertible Securities, whether or not immediately convertible, exercisable or exchangeable, and the price per share for which Common Stock is issuable upon such exercise, exercise or exchange is less than the Market Price in effect on the date of issuance or sale of such Convertible Securities, then the maximum total number of shares of Common Stock issuable upon the exercise, exercise or exchange of all such Convertible Securities shall, as of the date of the issuance or sale of such Convertible Securities, be deemed to be outstanding and to have been issued and sold by the Company for such price per share. If the Convertible Securities so issued or sold are not Variable Rate Securities, then for the purposes of the immediately preceding sentence, the "price per share for which Common Stock is issuable upon such exercise, exercise or exchange" shall be determined by dividing (x) the total amount, if any, received or receivable by the Company as consideration for the issuance or sale of all such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the exercise, exercise or exchange thereof (determined in accordance with the calculation method set forth in this subparagraph (ii)(B)) at the time such Convertible Securities first become convertible, exercisable or exchangeable, by (y) the maximum total number of shares of Common Stock issuable upon the exercise, exercise or exchange of all such Convertible Securities. No further adjustment to the Exercise Price shall be made upon the actual issuance of such Common Stock upon conversion, exercise or exchange of such Convertible Securities. To the extent that shares of Common Stock are not delivered pursuant to conversion of such Convertible Securities, upon the expiration or termination of the right to convert such Convertible Securities into Common Stock, the Exercise Price shall be readjusted to the Exercise Price that would then be in effect had the adjustments made upon the issuance of such Convertible Securities been made on the basis of delivery of only the number of shares of Common Stock actually delivered.

(C)           Change In Option Price Or Exercise Rate.  If, following an adjustment to the Exercise Price upon the issuance of Purchase Rights or Convertible Securities pursuant to a Below Market Issuance, there is a change at any time in (x) the amount of additional consideration payable to the Company upon the exercise of any Purchase Rights; (y) the amount of additional consideration, if any, payable to the Company upon the exercise, exercise or exchange of any Convertible Securities; or (z) formula for determining the number of shares issuable under a Variable Rate Security (in each such case, other than under or by reason of provisions designed to protect against dilution), then in any such case, the Exercise Price in effect at the time of such change shall be readjusted to the Exercise Price which would have been in effect at such time had such Purchase Rights or Convertible Securities still outstanding provided for such changed additional consideration or changed exercise, exercise or exchange rate, as the case may be, at the time initially issued or sold.

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(D)           Calculation Of Consideration Received.  If any Common Stock, Purchase Rights or Convertible Securities are issued or sold for cash, the consideration received therefor will be the amount received by the Company therefor. In case any Common Stock, Purchase Rights or Convertible Securities are issued or sold for a consideration part or all of which shall be other than cash, including in the case of a strategic or similar arrangement in which the other entity will provide services to the Company, purchase services from the Company or otherwise provide intangible consideration to the Company, the amount of the consideration other than cash received by the Company (including the net present value of the consideration expected by the Company for the provided or purchased services) shall be the fair market value (reasonably determined in good faith by the independent members of the Board of Directors of the Company and approved by the holders of a majority of the Registrable Securities into which the Warrants are the exercisable (without giving effect to any restrictions on such exercise)) of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the average of the last sale prices thereof on the principal market for such securities during the period of ten Trading Days immediately preceding  the date of receipt. In case any Common Stock, Purchase Rights or Convertible Securities are issued in connection with any merger or consolidation in which the Company is the surviving corporation, the amount of consideration therefor will be deemed to be the fair market value reasonably determined in good faith by the independent members of the Board of Directors of the Company and approved by the holders of a majority of the Registrable Securities into which the Warrants are the exercisable (without giving effect to any restrictions on such exercise) of such portion of the net assets and business of the non-surviving corporation as is attributable to such Common Stock, Purchase Rights or Convertible Securities, as the case may be.

(E)           Other Changes.  If any other event occurs as to which the other provisions of this Section 5(c) are not strictly applicable or if strictly applicable, would not fairly protect the rights of the Holder in accordance with such provisions, then the Company shall make an adjustment in the number of and class of shares available under this Warrant, the Exercise Price and/or the application of such provisions, so as to protect such rights as aforesaid. The adjustment shall be such as will give the Holder upon exercise for the same aggregate Exercise Price the total number, class and kind of shares as the Holder would have owned had this Warrant been exercised prior to the event and had the Holder continued to hold such shares until after the event requiring adjustment.

(iv)           Exceptions To Adjustment Of Exercise Price.  Notwithstanding the foregoing, no adjustment to the Exercise Price shall be made pursuant to this paragraph 5(c) upon the issuance of any Excluded Securities (as defined in the Notes).

(d)           Major Transactions.  In the event of a merger, consolidation, business combination, tender offer, exchange of shares, recapitalization, reorganization, redemption or other similar event, as a result of which shares of Common Stock shall be changed into the same or a different number of shares of the same or another class or classes of stock or securities or

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other assets of the Company or another entity or the Company shall sell all or substantially all of its assets (each of the foregoing being a "Major Transaction"), the Company will give the Holder at least ten (10) Trading Days' written notice prior to the earlier of (I) the closing or effectiveness of such Major Transaction and (II) the record date for the receipt of such shares of stock or securities or other assets, and the Holder shall be permitted to exercise this Warrant in whole or in part at any time prior to the record date for the receipt of such consideration and shall be entitled to receive, for each share of Common Stock issuable to the Holder upon such exercise, the same per share consideration payable to the other holders of Common Stock in connection with such Major Transaction.  If and to the extent that the Holder retains this Warrant or any portion hereof following such record date, the Company will cause the surviving or, in the event of a sale of assets, purchasing entity, as a condition precedent to such Major Transaction, to assume the obligations of the Company with respect to this Warrant, with such adjustments to the Exercise Price and the securities covered hereby as may be necessary in order to preserve the economic benefits of this Warrant to the Holder.

(e)           Notice Of Adjustments.  Upon the occurrence of one or more adjustments or readjustments of the Exercise Price pursuant to this paragraph 5 or any change in the number or type of stock, securities and/or other property issuable upon exercise of this Warrant, the Company, at its expense, shall promptly compute such adjustment or readjustment or change and prepare and furnish to the Holder a certificate setting forth such adjustment or readjustment or change and showing in detail the facts upon which such adjustment or readjustment or change is based.  The Company shall, upon the written request at any time of the Holder, furnish to the Holder a like certificate setting forth (i) such adjustment or readjustment or change, (ii) the Exercise Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other securities or property which at the time would be received upon exercise of this Warrant.

(f)           Adjustments; Additional Shares, Securities or Assets.  In the event that at any time, as a result of an adjustment made pursuant to this paragraph 5, the Holder of this Warrant shall, upon exercise of this Warrant, become entitled to receive securities or assets (other than Common Stock) then, wherever appropriate, all references herein to shares of Common Stock shall be deemed to refer to and include such shares and/or other securities or assets; and thereafter the number of such shares and/or other securities or assets shall be subject to adjustment from time to time in a manner and upon terms as nearly equivalent as practicable to the provisions of this paragraph 5.

6.           Fractional Interests.                                No fractional shares or scrip representing fractional shares shall be issuable upon the exercise of this Warrant.  If, on exercise of this Warrant, the Holder hereof would be entitled to a fractional share of Common Stock or a right to acquire a fractional share of Common Stock, the Company shall, in lieu of issuing any such fractional share, pay to the Holder an amount in cash equal to the product resulting from multiplying such fraction by the Market Price as of the Exercise Date.

7.           Transfer of this Warrant.  The Holder may sell, transfer, assign, pledge or otherwise dispose of this Warrant (collectively, a "Transfer"), in whole or in part, as long as Transfer is made pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, and applicable state securities laws, and is

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otherwise made in accordance with the applicable provisions of the Note Purchase Agreement.  Upon such Transfer, the Holder shall deliver this Warrant to the Company together with a written notice to the Company, substantially in the form of the Transfer Notice attached hereto as Exhibit B (the "Transfer Notice"), indicating the person or persons to whom this Warrant shall be transferred and, if less than all of this Warrant is transferred, the number of Warrant Shares to be covered by the part of this Warrant to be transferred to each such person. Within ten (10) Business Days of receiving a Transfer Notice and the original of this Warrant, the Company shall deliver to the each transferee designated by the Holder a Warrant or Warrants of like tenor and terms for the appropriate number of Warrant Shares and, if less than all this Warrant is transferred, shall deliver to the Holder a Warrant for the remaining number of Warrant Shares.

8.           Benefits of this Warrant.

This Warrant shall be for the sole and exclusive benefit of the Holder of this Warrant and nothing in this Warrant shall be construed to confer upon any person other than the Holder of this Warrant any legal or equitable right, remedy or claim hereunder.

9.           Loss, theft, destruction or mutilation  of Warrant.

Upon receipt by the Company of evidence of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of indemnity reasonably satisfactory to the Company, and upon surrender of this Warrant, if mutilated, the Company shall execute and deliver a new Warrant of like tenor and date in replacement for the lost, stolen, destroyed or mutilated Warrant.

10.           Notice or Demands.

Any notice, demand or request required or permitted to be given by the Company or the Holder pursuant to the terms of this Warrant shall be in writing and shall be deemed delivered (i) when delivered personally or by verifiable facsimile transmission, unless such delivery is made on a day that is not a Business Day, in which case such delivery will be deemed to be made on the next succeeding Business Day and (ii) on the next Business Day after timely delivery to an overnight courier, addressed as follows:

If to the Company:

SkyPostal Networks, Inc.
7805 NW 15th Street
Miami, Florida 33126
Attn: Chief Financial Officer
Tel: (305) 599-1812
Fax: (305) 593-0843

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with a copy to:

Mazzeo Song & Bradham LLP
708 Third Avenue
New York, New York 10017
Attn: David S. Song, Esq.
Tel: (212) 599-0700
Fax: (212) 599-8400

and if to the Holder, at such address as the Holder shall have furnished the Company in writing. Any party may change its address for receiving notice by giving written notice thereof to the other parties in accordance with this paragraph 10.

11.                           Taxes.

The issue of stock certificates on exercises of this Warrant shall be made without charge to the exercising Holder for any tax in respect of the issue thereof.  The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of stock in any name other than that of the Holder of any Warrant exercised, and the Company shall not be required to issue or deliver any such stock certificate unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid.

12.           Applicable Law.

This Warrant is issued under and shall for all purposes be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within the State of New York.

13.           Amendments.

No amendment, modification or other change to, or waiver of any provision of, this Warrant may be made unless such amendment, modification or change is set forth in writing and is signed by the Company and the Holder.

[Signature Page to Follow]

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IN WITNESS WHEREOF, the Company has duly executed and delivered this Warrant as of the Issue Date.

SKYPOSTAL NETWORKS, INC.

By:
Name:
Title:

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EXHIBIT A to WARRANT

EXERCISE NOTICE

The undersigned Holder hereby irrevocably exercises the right to purchase                     of the shares of Common Stock ("Warrant Shares") of SKYPOSTAL NETWORKS, INC. evidenced by the attached Warrant (the "Warrant").  Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

1.           Form of Exercise Price.  The Holder intends that payment of the Exercise Price shall be made as:

a Cash Exercise with respect to	Warrant Shares; and/or

a Cashless Exercise with respect to	Warrant Shares, as
permitted by Section 4(b) of the attached Warrant.

2.           Payment of Exercise Price.  In the event that the Holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the Holder shall pay the sum of $________________ to the Company in accordance with the terms of the Warrant.

Date:

Name of Registered Holder

By:
Name:
Title:

By tendering this Exercise Notice, the Holder represents to the Company that it is an "accredited investor" as that term is defined in Rule 501 of Regulation D, and that it is acquiring the Warrants Shares solely for its own account, and not with a present view to the public resale or distribution of all or any part thereof, except pursuant to sales that are registered under the Securities Act or are exempt from the registration requirements of the Securities Act; provided, however, that, in making such representation, the Holder does not agree to hold the Warrants Shares for any minimum or specific term and reserves the right to sell, transfer or otherwise dispose of the Warrants Shares at any time in accordance with the provisions of the Warrant and with Federal and state securities laws applicable to such sale, transfer or disposition.

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EXHIBIT B to WARRANT

TRANSFER NOTICE

FOR VALUE RECEIVED, the undersigned Holder of the attached Warrant hereby sells, assigns and transfers unto the person or persons named below the right to purchase ________ shares of the Common Stock of SKYPOSTAL NETWORKS, INC. evidenced by the attached Warrant. By signing this Transfer Notice, the transferee agrees to be legally bound by the terms of the attached Warrant and of the related Note Purchase Agreement and Registration Rights Agreement applicable to an Investor.

Date:

Name of Registered Holder

By:
Name:
Title:

Accepted and Agreed:

Transferee Name

By:
Name:
Title:

Address:

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